

Mail Stop 3561

March 12, 2009

BY U.S. MAIL and FACSIMILE

Mr. Paul W. Lowden
 President and Chief Executive Officer
ARCHON CORPORATION
4336 Losee Road, Suite 5
North Las Vegas, Nevada 89030

      Re: **Archon Corporation**
                    Item 4.01 Form 8-K
                    Filed February 17, 2009
                    File No. 1-09481

Dear Mr. Lowden:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Beverly A. Singleton
Staff Accountant